Filed by HEC Holdings, Inc.
                                   Subject Company - General Motors Corporation
                                             and Hughes Electronics Corporation
                                        and EchoStar Communications Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934
                                                 Commission File No.: 333-84472



                                                                 [HUGHES LOGO]


                                    MEDIA CONTACT: RICHARD DORE (310) 662-9670
                                    INVESTOR RELATIONS: (310) 662-9688


      HUGHES THIRD QUARTER 2002 RESULTS DRIVEN BY CONTINUED STRONG DIRECTV
                           U.S. FINANCIAL PERFORMANCE

           DIRECTV U.S. REVENUES INCREASE 19% TO 1,616 MILLION; EBITDA
                    INCREASES NEARLY TEN FOLD TO $196 MILLION

           EL SEGUNDO, CALIF., OCTOBER 14, 2002 -- Hughes Electronics Corporation, a world-leading provider of digital television entertainment, broadband services, satellite-based private business networks, and global video and data broadcasting, today reported third quarter 2002 revenues increased 5.3% to $2,214.2 million, compared with $2,103.3 million in the third quarter of 2001. EBITDA1 for the quarter increased to $243.5 million compared with $76.5 million in the third quarter of last year. EBITDA margin1 was 11.0% in the quarter compared with an EBITDA margin of 3.6% last year. Included in the 2001 third quarter results were one time charges primarily related to severance of $65.3 million. Excluding these charges, EBITDA was $141.8 million and EBITDA margin was 6.7%. The operating loss for the third quarter of 2002 was $23.0 million compared with an operating loss (excluding the severance charges) of $138.4 million in the third quarter of 2001.

           "The increases in HUGHES' third quarter revenues and EBITDA were driven mainly by superior operating performance at DIRECTV U.S.," said Jack A. Shaw, HUGHES' president and chief executive officer. "Over the past few quarters, we have implemented several changes at the DIRECTV U.S. business that were specifically designed to maximize subscriber returns and cash flow. For example, we have reduced our distribution costs while improving subscriber activation rates, changed the pricing on our programming packages to create better value for customers and improve our margins, and we continue to vigorously attack the pirates who are illegally receiving our service. As a result of these changes, we believe that we are attaining higher quality customers and achieving a better return on our subscriber investment--albeit sometimes at the expense of faster subscriber growth. Considering the 19% increase in DIRECTV U.S. quarterly revenues and a nearly ten-fold increase in EBITDA compared with last year, it is clear that these changes are generating the desired results."

           Shaw continued, "In the third quarter, DIRECTV U.S added 206,000 net subscribers compared with our original estimate for the quarter of 250,000 - 300,000 subscribers. This shortfall was due to increased churn resulting from our decision to aggressively fight signal piracy by replacing customers' older generation conditional access cards as well as slightly lower than expected sales through our national distribution network. At the same time, consistent with our goal to maximize profitability, third quarter DIRECTV U.S. EBITDA of $196 million was 31% higher than our original guidance."

           Regarding the pending merger with EchoStar Communications, Shaw added, "We are disappointed that the Federal Communications Commission has designated the matter for administrative hearing. We will continue to work aggressively within the context of the FCC and Department of Justice processes to achieve approval of the merger."

           For the full year, HUGHES is reducing its consolidated revenue forecast to a range of $8.9 billion to $9.0 billion from a prior range of $9.0 billion to $9.2 billion and is updating its EBITDA guidance to approximately $750 million from a range of $750 million to $850 million. The benefits from the increase in DIRECTV U.S.' full year revenue and EBITDA guidance due to its continued strong performance is more than offset by the negative effects from the devaluation impact on DIRECTV Latin America and the slumping telecommunications market on HNS. HUGHES is also improving its guidance for cash requirements to approximately $700 million from a prior range of $1.2 billion to $1.4 billion. The improvement is mostly due to the cash provided from the sale of equity investments as well as ongoing efforts to conserve cash. Please see the table at the end of this press release for a complete listing of HUGHES' current guidance.

           The improvements in DIRECTV U.S. revenues and EBITDA in the third quarter were partially offset by the further devaluation of several foreign currencies which has negatively impacted the DIRECTV business in Latin America, the absence of sales-type lease contracts at PanAmSat and lower sales in the Carrier businesses of Hughes Network Systems (HNS).

           In the third quarter of 2002, HUGHES reported an operating loss of $23.0 million compared with an operating loss of $203.7 million in 2001. This lower operating loss was due to the higher EBITDA and the elimination of approximately $70 million of amortization expense for goodwill and intangible assets in 2002 in accordance with Statement of Financial Accounting Standards Number 142 "Goodwill and Other Intangible Assets" (SFAS 142). These changes were partially offset by higher depreciation expense, mostly at DIRECTV U.S. due to the launch of two new satellites and additional infrastructure expenditures made during the last year.

           HUGHES had a third quarter 2002 net loss of $13.6 million compared to a net loss of $227.2 million in the same period of 2001. In addition to the lower operating loss, also impacting the results in the third quarter of 2002 was a pre-tax gain of $158 million resulting from the sale of 8.8 million shares of Thomson Multimedia common stock, a $32 million write-down of two equity investments, a pre-tax loss of $25 million related to the sale of SkyPerfecTV! common stock and increased net interest expense. The third quarter 2001 net loss included a pre-tax charge of $212 million from the write-down of HUGHES' SkyPerfecTV! investment, a pre-tax gain of $108 million that resulted from the sale of 4.1 million shares of Thomson Multimedia common stock, and a favorable adjustment to the expected costs associated with the shutdown of the DIRECTV Japan business.


                           NINE-MONTH FINANCIAL REVIEW

           For the first nine months of 2002, revenues increased 8.0% to $6,462.1 million compared to $5,981.4 million in the first nine months of 2001. This increase was primarily due to continued subscriber growth at DIRECTV in the United States partially offset by lower sales in the Carrier businesses of HNS and the absence of sales-type lease contracts at PanAmSat.

           EBITDA through September of 2002 was $500.8 million and EBITDA margin was 7.7%, compared to EBITDA of $271.7 million and EBITDA margin of 4.5% in the first nine months of 2001. The 84.3% increase in EBITDA and the increase in

EBITDA margin were primarily attributable to additional gross profit gained from the DIRECTV U.S. revenue growth and lower subscriber acquisition costs, a $95 million one-time gain based on the favorable resolution of litigation related to the National Aeronautics and Space Administration's (NASA) breach of contract to launch ten HUGHES' satellites, and the $65 million charge primarily related to severance recorded in 2001. These improvements were partially offset by the devaluation of several foreign currencies and the costs associated with the 2002 World Cup in the DIRECTV Latin America business, and a one-time EBITDA charge of $48 million related to losses associated with the final settlement of a contractual dispute with General Electric Capital Corporation (GECC).

           HUGHES' operating loss for the first nine months of 2002 was $289.3 million compared with an operating loss of $579.2 million in the same period of 2001. The lower loss was due to the higher EBITDA and the elimination of approximately $204 million of amortization expense for goodwill and intangible assets in 2002 in accordance with SFAS 142. These changes were partially offset by higher depreciation expense, particularly at DIRECTV U.S. due to the recent launch of two new satellites and additional infrastructure expenditures made during the last year.

           For the first nine months of 2002, net losses totaled $325.1 million compared to net losses of $489.0 million in the same period of 2001. The lower net loss was principally due to the lower operating loss, the write-down of HUGHES' SkyPerfecTV! investment in 2001, the larger pre-tax gain on the sale of HUGHES' Thomson Multimedia common stock in 2002 compared to 2001, and an improved effective tax rate due to the favorable resolution of certain tax contingencies. These improvements were partially offset by an increase in net interest expense including a charge of $74 million related to the GECC settlement in 2002 and the discontinuation of the minority interest adjustment related to DIRECTV Latin America.



                  SEGMENT FINANCIAL REVIEW: THIRD QUARTER 2002

                            DIRECT-TO-HOME BROADCAST

           Third quarter 2002 revenues for the segment increased 13.3% to $1,781.0 million from $1,572.6 million in the third quarter of 2001. The segment had EBITDA of $139.4 million compared with negative EBITDA of $74.2 million in the third quarter of 2001. Operating loss was $29.6 million in the third quarter of 2002 compared with an operating loss of $245.4 million in the same period last year.

           UNITED STATES: Excluding subscribers in the National Rural Telecommunications Cooperative (NRTC) territories, DIRECTV's owned and operated gross subscriber additions in the quarter were 682,000 and after accounting for churn, DIRECTV added 206,000 net subscribers. DIRECTV owned and operated subscribers totaled 9.20 million as of September 30, 2002, 14% more than the
8.05 million cumulative subscribers attained as of September 30, 2001. For the third quarter of 2002, the total number of subscribers in NRTC territories fell by 31,000, reducing the total number of NRTC subscribers as of September 30, 2002, to 1.72 million. As a result, the DIRECTV platform ended the quarter with
10.92 million total subscribers.

           DIRECTV reported quarterly revenues of $1,616 million, an increase of 19% from last year's third quarter revenues of $1,363 million. The increase was due to continued subscriber growth and higher monthly revenue per subscriber.

           EBITDA for the third quarter of 2002 was $196 million. Excluding a $48 million one-time charge primarily related to severance, EBITDA in the same period of 2001 was $20 million. The increased EBITDA was primarily due to the additional gross profit gained from DIRECTV's increased revenue, lower general and administrative expenses and lower subscriber acquisition costs. Operating profit in the current quarter increased to $94 million compared with an operating loss, excluding the severance charge, of $93 million in 2001 principally due to the improved EBITDA and reduced amortization expense in accordance with SFAS 142. These increases were partially offset by higher depreciation expense, mostly related to the launch of the DIRECTV 4S satellite in December 2001 and DIRECTV 5 in May 2002, as well as additional infrastructure expenditures made during the last year.

           Please refer to the "Selected DIRECTV U.S. Financial Highlights" attachment for additional information on DIRECTV's subscribers and other important financial metrics.

           DIRECTV DSL: In the third quarter of 2002, the DIRECTV DSL service added approximately 18,000 net customers. As of September 30, 2002, DIRECTV DSL had about 151,000 residential broadband customers in the United States compared with about 73,000 customers as of September 30, 2001, representing an increase of approximately 107%.

           The DIRECTV DSL service had third quarter 2002 revenues of $20 million compared with $9 million reported in the third quarter of 2001. The increase was driven by the larger subscriber base and an increase in monthly revenue per subscriber.

           DIRECTV DSL had negative EBITDA of $27 million in the quarter compared with negative EBITDA of $33 million in the same period last year. This improvement was driven by the additional gross profit gained from the revenue growth as well as improved operational efficiencies. DIRECTV DSL's operating loss in the third quarter of 2002 decreased to $40 million compared with an operating loss of $44 million in 2001 primarily due to the improved EBITDA.

           LATIN AMERICA: Due to extremely difficult economic conditions in several countries throughout the region, the DIRECTV service in Latin America lost 65,000 net subscribers in the third quarter of 2002. As a result, the total number of subscribers in Latin America as of the end of the quarter was approximately 1,604,000 compared with about 1,497,000 as of September 30, 2001.

           Revenues for DIRECTV Latin America were $146 million for the quarter compared with $201 million in the third quarter of 2001. This decrease was due to the devaluation of several foreign currencies, the most significant of which was in Argentina.

           DIRECTV Latin America had negative EBITDA of $29 million in the quarter. Excluding a $10 million one-time charge primarily related to severance, EBITDA in the same period of 2001 was negative $7 million. The decrease in EBITDA was primarily due to the devaluation of several foreign currencies in the region. DIRECTV Latin America's operating loss increased to $84 million in the quarter from an operating loss, excluding the severance charge, of $53 million in the same period of 2001. The increased loss was due to the increased negative EBITDA and higher depreciation expense associated with additional infrastructure expenditures partially offset by reduced amortization expense in accordance with SFAS 142.


                               SATELLITE SERVICES

           PanAmSat, which is 81%-owned by HUGHES, generated third quarter 2002 revenues of $199.1 million compared with $252.9 million in the same period of the prior year. EBITDA for the quarter was $145.4 million and EBITDA margin was 73.0%. Excluding an approximately $7 million one-time charge primarily related to severance, EBITDA in the third quarter of 2001 was $173.1 million and EBITDA margin was 68.5%. The decrease in revenues and EBITDA was primarily due to a $46 million sales-type lease recorded in the third quarter of 2001. The increase in EBITDA margin was primarily due to the company's continued focus on reducing its operating costs. Operating profit for the quarter was $66.4 million compared with operating profit, excluding the severance charge, of $69.0 million in the third quarter of 2001. The decline was primarily due to the reduced EBITDA mostly offset by lower amortization expense in accordance with SFAS 142 and lower depreciation expense.

           As of September 30, 2002, PanAmSat had contracts for satellite services representing future payments (backlog) of over $5.50 billion compared to approximately $5.55 billion at the end of the second quarter of 2002.


                                 NETWORK SYSTEMS

           Hughes Network Systems (HNS) generated third quarter 2002 revenues of $300.2 million compared with $339.7 million in the third quarter of 2001. The decline was due to lower sales in the Carrier businesses primarily related to the substantial completion of the XM Satellite Radio and Thuraya Satellite Telecommunications Company contracts partially offset by higher DIRECTV receiver shipments. HNS shipped 737,000 DIRECTV receiver systems in the third quarter of 2002 compared to 500,000 units in the same period last year.

           Additionally, HNS added approximately 15,000 net DIRECWAY residential and small office/home office (SOHO) broadband customers in the quarter. As of September 30, 2002, DIRECWAY had approximately 138,000 residential and SOHO subscribers in North America compared to 87,000 one year ago, a 59% increase.

           Excluding one-time adjustments of $9 million for severance costs and an inventory provision, HNS reported negative EBITDA of $16.5 million in the quarter compared to negative EBITDA of $22.6 million in the third quarter of 2001. Improved margins in the Satellite Broadband and Set-Top Box businesses were partially offset by the lower EBITDA associated with the decline in sales in the Carrier businesses. HNS' operating loss of $36.5 million, before the one-time adjustments, was slightly higher than the prior year's loss of $35.1 million. The change in operating loss was attributable to the increased depreciation and amortization expense associated with additional infrastructure expenditures, partially offset by the improved EBITDA.



                                  BALANCE SHEET

           From December 31, 2001 to September 30, 2002, the company's consolidated cash balance increased $163.1 million to $863.2 million and total debt increased $728.7 million to $3,376.0 million. The major uses of cash were $1,030.7 million for satellite and capital expenditures, the payment of $180 million to GECC and the final purchase price adjustment payment of $134 million to the Raytheon Company. Additionally, in the first nine months of 2002 were receipts of $215 million from an insurance claim on the PAS-7 satellite, $211 million for the sale of Thomson Multimedia common stock and $95 million from the resolution of the breach of contract lawsuit with NASA.

            Hughes Electronics Corporation is a unit of General Motors Corporation. The earnings of Hughes Electronics are used to calculate the earnings attributable to the General Motors Class H common stock (NYSE:GMH).

           A live webcast of HUGHES' third quarter 2002 earnings call will be available on the company's website at www.hughes.com. The call will begin at 2:00 p.m. ET, today. The dial in number for the call is (913) 981-5572. The webcast will be archived on the Investor Relations portion of the HUGHES website and a replay will be available (dial in number: 719-457-0820, code: 278463) beginning at 2:00 p.m. ET on Wednesday, October 16.

                            HUGHES FINANCIAL GUIDANCE

---------------------------------- ------------------------------- ------------------------------ ------------------------------
                                        FOURTH QUARTER 2002            PRIOR FULL YEAR 2002          REVISED FULL YEAR 2002
---------------------------------- ------------------------------- ------------------------------ ------------------------------
HUGHES
---------------------------------- ------------------------------- ------------------------------ ------------------------------
   Revenues                                 $2.4 - $2.5B                    $9.0 - 9.2B                    $8.9 - 9.0B
---------------------------------- ------------------------------- ------------------------------ ------------------------------
   EBITDA                                   $225 - $275M                    $750 - 850M                      ~$750M
---------------------------------- ------------------------------- ------------------------------ ------------------------------
   Cash Requirements                           ~$300M                       $1.2 - 1.4B                      ~$700M
---------------------------------- ------------------------------- ------------------------------ ------------------------------

DIRECTV U.S.
---------------------------------- ------------------------------- ------------------------------ ------------------------------
   Revenues                                   ~$1.75B                         ~$6.3B                         ~$6.38B
---------------------------------- ------------------------------- ------------------------------ ------------------------------
   EBITDA                                      ~$150M                      $525 - 545M#                      ~$580M#
---------------------------------- ------------------------------- ------------------------------ ------------------------------
   Net Subscriber Adds                      250 - 300K##                      ~1.2M##                     1.0 - 1.05M##
---------------------------------- ------------------------------- ------------------------------ ------------------------------

DIRECTV DSL
---------------------------------- ------------------------------- ------------------------------ ------------------------------
   Revenues                                   $20 -25M                         ~$75M                        No Change
---------------------------------- ------------------------------- ------------------------------ ------------------------------
   EBITDA                                     ~$(30)M                     $(110) - (120)M                   No Change
---------------------------------- ------------------------------- ------------------------------ ------------------------------
   Net Subscriber Adds                        10 - 25K                       70 - 85K                       No Change
---------------------------------- ------------------------------- ------------------------------ ------------------------------

DIRECTV LATIN AMERICA
---------------------------------- ------------------------------- ------------------------------ ------------------------------
   Revenues                                 $130 - 160M                      $745-765M                     $670 - 700M
---------------------------------- ------------------------------- ------------------------------ ------------------------------
   EBITDA                                   $(10) - 10M                   $(135) - (155)M                $(180) - (200)M
---------------------------------- ------------------------------- ------------------------------ ------------------------------
   Net Subscriber Adds                           ~0                         120 - 140K                         ~0
---------------------------------- ------------------------------- ------------------------------ ------------------------------

HUGHES NETWORK SYSTEMS
---------------------------------- ------------------------------- ------------------------------ ------------------------------
   Revenues                                    ~$400M                         ~$1.3B                         ~$1.2B
---------------------------------- ------------------------------- ------------------------------ ------------------------------
   EBITDA                                    $(5) - 5M                     $(50) - (75)M                  $(85) - (95)M
---------------------------------- ------------------------------- ------------------------------ ------------------------------
   DIRECWAY Net Sub Adds                        ~35K                           ~100K                          ~75K
---------------------------------- ------------------------------- ------------------------------ ------------------------------

PANAMSAT
---------------------------------- ------------------------------- ------------------------------ ------------------------------
   Revenues                                 $190 - 200M                     $790 - 825M                    $805 - 815M
---------------------------------- ------------------------------- ------------------------------ ------------------------------
   New Outright Sales and Sales-                None                                                        No Change
      Type Leases                                                              None
---------------------------------- ------------------------------- ------------------------------ ------------------------------
   EBITDA Margin                                ~72%                       70% or higher                  72% or higher
---------------------------------- ------------------------------- ------------------------------ ------------------------------
   EBITDA                                   $135 - 150M                     $570 - 590M                    $580 - 595M
---------------------------------- ------------------------------- ------------------------------ ------------------------------


#   Excludes $56 million EBITDA charge for loss related to GECC lawsuit

##  Excludes subscribers in NRTC territories


------------------------
1 EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is the sum of operating profit (loss) and depreciation and amortization. EBITDA margin is calculated by dividing EBITDA by total revenues. EBITDA is not presented as an alternative measure of operating results or cash flow from operations, as determined in accordance with accounting principles generally accepted in the United States of America. EBITDA does not reflect the funds available for investment in the business of HUGHES, dividends or other discretionary uses. EBITDA as presented herein may not be comparable to similarly titled measures reported by other companies.
                                      ###

                   SELECTED DIRECTV U.S. FINANCIAL HIGHLIGHTS

---------------------------------------------------------------------------------------------------------------------------------
                                                                                      Quarters Ended
                                                    -----------------------------------------------------------------------------
                                                       9/30/2001       12/31/2001      3/31/2002     6/30/2002      9/30/2002
                                                       ---------       ----------      ---------     ---------      ---------
DIRECTV U.S. KEY PERFORMANCE METRICS
---------------------------------------------------------------------------------------------------------------------------------
    Average Revenue per User (ARPU), $  (1)             $57.30           $61.35         $56.70         $58.10        $59.20
---------------------------------------------------------------------------------------------------------------------------------
    Subscriber Acquisition Cost (SAC), $  (2)            $560             $565           $525           $530          $535
---------------------------------------------------------------------------------------------------------------------------------
    Churn, %  (3)                                        1.9%             1.7%           1.6%           1.7%          1.7%
---------------------------------------------------------------------------------------------------------------------------------
    Pre-Marketing Cash Flow (PMCF), %                     40%             38%             39%           40%            41%
---------------------------------------------------------------------------------------------------------------------------------

SUBSCRIBER DETAIL (IN MILLIONS)
----------------------------------------------------
    DIRECTV - Owned & Operated
---------------------------------------------------------------------------------------------------------------------------------
       Residential                                             7.55             7.88           8.27           8.46          8.68
---------------------------------------------------------------------------------------------------------------------------------
       Commercial                                              0.31             0.33           0.34           0.37          0.38
---------------------------------------------------------------------------------------------------------------------------------
       Suspended                                               0.19             0.23           0.18           0.16          0.14
---------------------------------------------------------------------------------------------------------------------------------
              Total DIRECTV - Owned & Operated (4)             8.05             8.44           8.79           8.99          9.20
---------------------------------------------------------------------------------------------------------------------------------
    NRTC, Total  (5)                                           1.87             1.89           1.75           1.75          1.72
---------------------------------------------------------------------------------------------------------------------------------
              Grand Total                                      9.92            10.33          10.54          10.74         10.92
----------------------------------------------------=============================================================================

(1) Total revenue divided by average period-end total DIRECTV Owned & Operated customers

(2) Sales and marketing acquisition costs divided by DIRECTV Owned & Operated customer gross adds in the period; includes advanced and leased set-top boxes

(3) Net customer disconnects divided by average period-end DIRECTV Owned and Operated customers

(4)   Excludes pending customers to reflect policy change effective 1/1/02

(5) Reflects DIRECTV billing system data except Q1 and Q2 2002 which also reflect Pegasus Communicatons Corp. policy change and adjustments reported in Pegasus' Form 10Q filings

CONSOLIDATED STATEMENTS OF OPERATIONS AND
AVAILABLE SEPARATE CONSOLIDATED NET INCOME (LOSS)
(DOLLARS IN MILLIONS)
(UNAUDITED)

                                                                                                             Nine Months
                                                                           Third Quarter                 Ended September 30,
                                                                   ------------------------------ --------------------------------
                                                                      2002             2001            2002             2001
------------------------------------------------------------------------------------------------- --------------------------------
REVENUES
Direct broadcast, leasing and other services                           $1,972.3         $1,830.9        $5,834.3         $5,267.7
Product sales                                                             241.9            272.4           627.8            713.7
----------------------------------------------------------------------------------------------------------------------------------
TOTAL REVENUES                                                          2,214.2          2,103.3         6,462.1          5,981.4
----------------------------------------------------------------------------------------------------------------------------------
Operating Costs and Expenses, Exclusive of Depreciation and
      AMORTIZATION EXPENSE SHOWN BELOW
Broadcast programming and other costs                                     957.2            830.1         2,939.3          2,355.4
Cost of products sold                                                     209.5            246.7           567.2            590.4
Selling, general and administrative expenses                              804.0            950.0         2,454.8          2,763.9
Depreciation and amortization                                             266.5            280.2           790.1            850.9
----------------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING COSTS AND EXPENSES                                      2,237.2          2,307.0         6,751.4          6,560.6
----------------------------------------------------------------------------------------------------------------------------------

OPERATING LOSS                                                            (23.0)          (203.7)         (289.3)          (579.2)

Interest income                                                             5.4              9.4            17.1             52.2
Interest expense                                                          (76.4)           (40.6)         (275.1)          (134.0)
Other, net                                                                 78.7            (86.3)           46.0            (90.0)
----------------------------------------------------------------------------------------------------------------------------------
LOSS BEFORE INCOME TAXES, MINORITY INTERESTS AND
      CUMULATIVE EFFECT OF ACCOUNTING CHANGE                              (15.3)          (321.2)         (501.3)          (751.0)

Income tax benefit                                                          5.8             93.1           190.5            217.8
Minority interests in net (earnings) losses of subsidiaries                (4.1)             0.9           (14.3)            51.6
----------------------------------------------------------------------------------------------------------------------------------

Loss before cumulative effect of accounting change                        (13.6)          (227.2)         (325.1)          (481.6)
Cumulative effect of accounting change, net of taxes                          -                -               -             (7.4)
----------------------------------------------------------------------------------------------------------------------------------

NET LOSS                                                                  (13.6)          (227.2)         (325.1)          (489.0)

Adjustment to exclude the effect of GM purchase accounting                    -              0.9               -              2.5
----------------------------------------------------------------------------------------------------------------------------------

Loss excluding the effect of GM purchase accounting                       (13.6)          (226.3)         (325.1)          (486.5)

Preferred stock dividends                                                     -            (24.1)          (46.9)           (72.3)
----------------------------------------------------------------------------------------------------------------------------------

LOSS USED FOR COMPUTATION OF AVAILABLE SEPARATE CONSOLIDATED
      NET INCOME (LOSS)                                                  $(13.6)         $(250.4)        $(372.0)         $(558.8)
==================================================================================================================================

AVAILABLE SEPARATE CONSOLIDATED NET INCOME (LOSS)
Average number of shares of General Motors Class H
      Common Stock outstanding (in millions) (Numerator)                  958.1            876.8           906.6            876.0
Average Class H dividend base (in millions) (Denominator)               1,381.7          1,300.5         1,330.2          1,299.7
Available Separate Consolidated Net Income (Loss)                         $(9.4)         $(168.8)        $(253.5)         $(376.6)
==================================================================================================================================

CONSOLIDATED BALANCE SHEETS
(DOLLARS IN MILLIONS)

                                                                           September 30,
                                                                               2002                    December 31,
ASSETS                                                                      (Unaudited)                    2001
------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
Cash and cash equivalents                                                             $863.2                     $700.1
Accounts and notes receivable                                                        1,068.8                    1,090.5
Contracts in process                                                                   142.8                      153.1
Inventories                                                                            272.6                      360.1
Deferred income taxes                                                                  143.6                      118.9
Prepaid expenses and other                                                             955.7                      918.4
------------------------------------------------------------------------------------------------------------------------

TOTAL CURRENT ASSETS                                                                 3,446.7                    3,341.1
SATELLITES, NET                                                                      4,940.2                    4,806.6
PROPERTY, NET                                                                        2,138.6                    2,197.8
GOODWILL, NET                                                                        6,715.3                    6,496.6
INTANGIBLE ASSETS, NET                                                                 445.9                      660.2
NET INVESTMENT IN SALES-TYPE LEASES                                                    167.8                      227.0
INVESTMENTS AND OTHER ASSETS                                                           910.2                    1,480.8
------------------------------------------------------------------------------------------------------------------------

TOTAL ASSETS                                                                       $18,764.7                  $19,210.1
========================================================================================================================

LIABILITIES AND STOCKHOLDER'S EQUITY
------------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
Accounts payable                                                                    $1,143.9                   $1,227.5
Deferred revenues                                                                      190.4                      178.5
Short-term borrowings and current portion of long-term debt                            985.4                    1,658.5
Accrued liabilities and other                                                        1,230.9                    1,342.0
------------------------------------------------------------------------------------------------------------------------

TOTAL CURRENT LIABILITIES                                                            3,550.6                    4,406.5
LONG-TERM DEBT                                                                       2,390.6                      988.8
OTHER LIABILITIES AND DEFERRED CREDITS                                               1,250.2                    1,465.1
DEFERRED INCOME TAXES                                                                  560.5                      746.5
COMMITMENTS AND CONTINGENCIES
MINORITY INTERESTS                                                                     547.6                      531.3
STOCKHOLDER'S EQUITY                                                                10,465.2                   11,071.9
------------------------------------------------------------------------------------------------------------------------

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                                         $18,764.7                  $19,210.1
========================================================================================================================

Holders of GM Class H common stock have no direct rights in the equity or assets of Hughes, but rather have rights in the equity and assets of General Motors (which includes 100% of the stock of Hughes).

SELECTED SEGMENT DATA
(DOLLARS IN MILLIONS)
(UNAUDITED)

                                                                                                       Nine Months
                                                  Third Quarter                                    Ended September 30,
                                        ----------------------------------              ----------------------------------------
                                            2002                 2001                       2002                     2001
--------------------------------------------------------------------------------------------------------------------------------
DIRECT-TO-HOME BROADCAST
Total Revenues                        $      1,781.0       $      1,572.6             $      5,218.5         $          4,590.2
EBITDA (1)                            $        139.4       $        (74.2)            $         97.4         $            (69.5)
EBITDA Margin (1)                               7.8%                  N/A                       1.9%                        N/A
Operating Loss                        $        (29.6)      $       (245.4)            $       (381.5)        $           (573.8)
Depreciation and Amortization         $        169.0       $        171.2             $        478.9         $            504.3
Capital Expenditures                  $        103.9       $        168.6             $        400.6         $            522.5

--------------------------------------------------------------------------------------------------------------------------------
SATELLITE SERVICES
Total Revenues                        $        199.1       $        252.9             $        615.5         $            666.4
EBITDA (1)                            $        145.4       $        166.2             $        447.2         $            440.7
EBITDA Margin (1)                              73.0%                65.7%                      72.7%                      66.1%
Operating Profit                      $         66.4       $         62.1             $        184.5         $            136.0
Operating Profit Margin                        33.4%                24.6%                      30.0%                      20.4%
Depreciation and Amortization         $         79.0       $        104.1             $        262.7         $            304.7
Capital Expenditures                  $         76.5       $         80.3             $        260.0         $            241.7

--------------------------------------------------------------------------------------------------------------------------------
NETWORK SYSTEMS
Total Revenues                        $        300.2       $        339.7             $        797.4         $            890.1
EBITDA (1)                            $        (25.5)      $        (22.6)            $        (88.1)        $            (97.7)
Operating Loss                        $        (45.5)      $        (35.1)            $       (142.7)        $           (144.2)
Depreciation and Amortization         $         20.0       $         12.5             $         54.6         $             46.5
Capital Expenditures                  $         99.3       $        121.9             $        315.4         $            467.2

--------------------------------------------------------------------------------------------------------------------------------
ELIMINATIONS AND OTHER
Total Revenues                        $        (66.1)      $        (61.9)            $       (169.3)        $           (165.3)
EBITDA (1)                            $        (15.8)      $          7.1             $         44.3         $             (1.8)
Operating Profit (Loss)               $        (14.3)      $         14.7             $         50.4         $              2.8
Depreciation and Amortization         $         (1.5)      $         (7.6)            $         (6.1)        $             (4.6)
Capital Expenditures                  $         22.6       $         (4.8)            $         54.7         $             (4.0)

--------------------------------------------------------------------------------------------------------------------------------
TOTAL
Total Revenues                        $      2,214.2       $      2,103.3             $      6,462.1         $          5,981.4
EBITDA (1)                            $        243.5       $         76.5             $        500.8         $            271.7
EBITDA Margin (1)                              11.0%                 3.6%                       7.7%                       4.5%
Operating Loss                        $        (23.0)      $       (203.7)            $       (289.3)        $           (579.2)
Depreciation and Amortization         $        266.5       $        280.2             $        790.1         $            850.9
Capital Expenditures                  $        302.3       $        366.0             $      1,030.7         $          1,227.4

================================================================================================================================

(1) EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is the sum of operating profit (loss) and depreciation and amortization. EBITDA margin is calculated by dividing EBITDA by total revenues. EBITDA is not presented as an alternative measure of operating results or cash flow from operations, as determined in accordance with accounting principles generally accepted in the United States of America. EBITDA does not reflect the funds available for investment in the business of HUGHES, dividends or other discretionary uses. EBITDA as presented herein may not be comparable to similarly titled measures reported by other companies.

NOTE: In connection with the proposed transactions, General Motors Corporation ("GM"), HEC Holdings, Inc. ("Hughes Holdings") and EchoStar Communications Corporation ("EchoStar") have filed amended preliminary materials with the Securities and Exchange Commission ("SEC"), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be further amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation ("Hughes"), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the amended preliminary consent solicitation statement/information statement/prospectus filed with the SEC and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.